Exhibit 99.1

UPDATE – GCL and RF Acquisition Corp. Complete Business Combination, GCL to Commence Trading on Nasdaq Under Ticker “GCL” and Announces Bell Ringing to Commemorate Listing

●	GCL and RF Acquisition Corp. Have Closed the Business Combination on February 13, 2025

●	GCL’s Ordinary Shares and Warrants Will Begin Trading on Nasdaq on February 14, 2025, Under Ticker Symbols “GCL” and “GCLWW,” Respectively

●	GCL to Ring the Closing Bell at Nasdaq on Friday, February 14, 2025

SINGAPORE, Feb. 16, 2025 (GLOBE NEWSWIRE) -- GCL Global Limited (“GCL” or the “Company”), a leading provider of games and entertainment content based in Asia, today announced the successful completion of its business combination (the “Business Combination”) with RF Acquisition Corp. (Nasdaq: RFAC) (“RFAC”), a special purpose acquisition company, resulting in each of GCL and RFAC becoming a wholly-owned subsidiary of GCL Global Holdings Ltd. (“GCL Group” or the “Combined Company”). On February 14, 2025, GCL Group’s ordinary shares will commence trading on the Nasdaq Global Select Market under the trading symbol “GCL” and its warrants will trade on the Nasdaq Capital Market under the trading symbol “GCLWW.”

“Completing the Business Combination and having our shares listed on the Nasdaq Global Select Market is a significant achievement for the GCL team, and we’re grateful to our employees and partners who have supported us on this journey as we begin our next chapter as the only full-suite gaming group in Asia,” said Jacky Choo, Group Chairman of GCL. “This milestone accelerates our ability to further invest in our technology, generate organic IP growth through game development, and explore other high margin segments within the gaming industry. We are excited to build on our strong foundation and look forward to capitalizing on growth opportunities aimed to generate substantial value for all stakeholders.”

“Our Nasdaq listing marks a pivotal moment in GCL’s history to create a one-stop solution for the development, publishing, marketing and distribution of games and services that bridge the dynamic Asian gaming market with the U.S. and Europe,” said Sebastian Toke, Group CEO of GCL. “As a public company, GCL will continue to expand its global commercial efforts by further diversifying revenue sources. With our trusted industry partners and global distribution reach, we’re well positioned to generate exciting new experiences for our users for years to come.”

GCL will celebrate the public listing by ringing the closing bell at Nasdaq on Friday, February 14, 2025.

Advisors

Loeb & Loeb LLP served as legal counsel to GCL and the Combined Company. Winston and Strawn LLP served as counsel to RFAC. Early Bird Capital served as a financial advisor to RFAC. AMGM served as an advisor to GCL.

About GCL Global Ltd

GCL Global Limited unites people through games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to the gaming communities worldwide, with a strategic focus on the rapidly expanding Asian gaming market.

The GCL team is driven by a bold vision to become a global leader with a diverse portfolio of exciting content available through both digital and physical formats. Its mission is to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs and streaming platforms.

For more corporate and product information, please visit our website https://gcl.asia.

About RF Acquisition Corp.

RF Acquisition is a blank check company incorporated as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While RF Acquisition may pursue an initial business combination target in any business, industry, or geographic location, it intends to search globally for target companies within the Southeast Asian new economy sector or elsewhere. RF Acquisition was incorporated in 2021 and is based in Singapore.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Combined Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Combined Company, the Combined Company’s ability to source and retain talent, and the cash position of the Combined Company following closing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of RFAC’s and GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of RFAC and GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of RFAC and GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus mailed to RFAC stockholders on or about December 31, 2024, and filed by the Combined Company with the SEC and other documents filed by the Combined Company or RFAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither RFAC nor GCL can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the Business Combination, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the definitive proxy statement/prospectus mailed to RFAC stockholders on or about December 31, 2024, and those included under the heading “Risk Factors” in the annual report on Form 10-K for the fiscal year ended December 31, 2023, of RFAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither RFAC nor GCL presently know or that RFAC and GCL currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of RFAC and GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while RFAC and GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of RFAC or GCL as of any date subsequent to the date of this press release. Except as may be required by law, neither RFAC nor GCL undertakes any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

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